4.33


                     ACKNOWLEDGEMENT TO PAY HOWARD RETTBERG


This document is to validate that BioGentech Corp. owes me funds in return for services that have been previously provided on a consulting basis. I provided printing and design consulting services to BioGentech.

As of this date, the outstanding balance due for my services rendered is $1,813.00. In addition, a fee in the amount of 10% has been added to the balance due based on the long term of this receivable.

This brings the total amount owed to me by BioGentech to $1,994.00


By:      /s/  Howard Rettberg
         -------------------------------------

Name:    Howard Rettberg

Date:     4/07/04
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Acknowledged and accepted by BioGentech Corp.

By:     /s/ Chas Radovich
        --------------------------------------
        Chas Radovich, President

Date:   4/07/04
         --------------------